SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                      For the month of December, 1998

                               HOLLINGER INC.

              (Translation of registrant's name into English)

                             10 Toronto Street
                          Toronto, Ontario M5C 2B7
                                   CANADA

                  (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F                        Form 40-F  x

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                              No  x

                                EXHIBIT LIST


                                                      Sequential
Exhibit             Description                       Page Number

99.1         Press Release dated December 4,               4
             1998 of Hollinger Inc. and
             Hollinger International Inc.

                                 SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       HOLLINGER INC.

Date: December 7, 1998               by /s/ Charles G. Cowan, Q.C.
                                        --------------------------
                                        Name:  Charles G. Cowan, Q.C.
                                        Title: Vice President and
                                               Secretary